United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 10, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

April 10, 2026

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
SID Appointment and Board Committee Changes	April 10, 2026

April 10, 2026

SENIOR INDEPENDENT DIRECTOR APPOINTMENT AND
CHANGES IN COMPOSITION OF THE BOARD COMMITTEES

The Board of Directors of Coca-Cola Europacific Partners plc (CCEP) announces the following changes to the composition of the Board Committees with effect from the conclusion of the Annual General Meeting (AGM) to be held on 28 May 2026:

•Mary Harris, Independent Non-executive Director, will be appointed Senior Independent Director;

•Nathalie Gaveau, Independent Non-executive Director, will retire as a member of the Environmental, Social and Governance Committee;

•Dessi Temperley, Independent Non-executive Director, will be appointed as a member of the Environmental, Social and Governance Committee;

•Nicolas Mirzayantz, Independent Non-executive Director, will be appointed as a member of the Nomination Committee and will retire as a member of the Audit Committee;

•Mark Price, Independent Non-executive Director, will be appointed as Chairman of the Affiliated Transaction Committee; and

•subject to their formal appointment as Independent Non-executive Directors at the AGM:

◦Laurence Debroux and Uvashni Raman will be appointed as members of the Audit Committee;
◦Laurence Debroux will be appointed as a member of the Remuneration Committee; and
◦Uvashni Raman will be appointed as a member of the Affiliated Transaction Committee.

Following the changes noted above, the membership of the Committees will be as follows:

Audit Committee	Affiliated Transaction Committee	Environmental, Social and Governance Committee
Dessi Temperley (Chairman)	Mark Price (Chairman)	Mario Rotllant (Chairman)
Robert Appleby	Sol Daurella	Robert Appleby
John Bryant	Nathalie Gaveau	Nicolas Mirzayantz
Laurence Debroux	Alfonso Líbano Daurella	Dessi Temperley
Uvashni Raman	Uvashni Raman	Nancy Quan

Nomination Committee	Remuneration Committee
Mary Harris (Chairman)	John Bryant (Chairman)
Manolo Arroyo	Manolo Arroyo
Sol Daurella	José Ignacio Comenge
Nicolas Mirzayantz	Laurence Debroux
Mark Price	Mary Harris

This notification is made in accordance with UK Listing Rule 6.4.6R(3).

CONTACTS

Company Secretariat Svetlana Walker svetlana.walker@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: April 10, 2026	By:	/s/ Svetlana Walker
	Name:	Svetlana Walker
	Title:	General Counsel & Company Secretary

5